SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*

ADS-Tec Energy PLC
(Name of Issuer)

Ordinary Shares, $0.0001 nominal value per share
(Title of Class of Securities)

G0085J 117 /IE000DU292E6
(CUSIP Number)
Mark F. McElreath Alston & Bird LLP 90 Park Ave. New York, NY 10001 212-210-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0085J 117 /IE000DU292E6 SCHEDULE 13D

1	NAMES OF REPORTING PERSONS ads-tec Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,620,882
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,620,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,620,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 48,807,898 shares of the Issuer’s ordinary shares outstanding immediately following the Issuer’s initial public offering.

CUSIP No. G0085J 117 /IE000DU292E6 SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Thomas Speidel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,620,882
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,620,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,620,882
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on 48,807,898 shares of the Issuer’s ordinary shares outstanding immediately following the Issuer’s initial public offering.

CUSIP No. G0085J 117 /IE000DU292E6 SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, $0.0001 nominal value per share (the “Ordinary Shares”), of ads-tec Energy plc, a public limited company incorporated in Ireland (the “Issuer”). The principal executive office of the Issuer is located at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by ads-tec Holding GmbH, based in Nürtingen, Germany, and entered in the commercial register of the Stuttgart Local Court under HRB 224527 (“ADSH”) and Thomas Speidel (collectively, the “Reporting Persons”).

Mr. Thomas Speidel, the chief executive officer (or its equivalent role in a German company) of the Issuer, has a majority of the voting power in the capital stock of ADSH, a private German corporation. The business address of ADSH and Mr. Speidel is Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 10, 2021, the Issuer entered into a business combination agreement (the “Business Combination Agreement”) with European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands (“EUSG”), ads-tec Energy GmbH, based in Nürtingen, Germany, and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADSE”), EUSG II Corporation, an exempted company incorporated in the Cayman Islands (“Merger Sub”), and the shareholders of ADSE (“ADSE Shareholders”), pursuant to which (i) EUSG would merge with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Issuer, followed immediately by (ii) the transfer by Bosch Thermotechnik GmbH (“Bosch”) to the Issuer, and the Issuer’s acquisition from Bosch, of certain shares of ADSE in exchange for cash (the “Bosch Acquisition”), and (iii) concurrently with the Bosch Acquisition, ADSH and Bosch would transfer as contribution to the Issuer, and the Issuer would assume from ADSH and Bosch, certain shares of ADSE in exchange for Ordinary Shares (the “Share-for-Share Exchange” and, together with the Merger, the Bosch Acquisition and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

On December 22, 2021, the parties to the Business Combination Agreement consummated the Transactions, resulting in EUSG ceasing to exist and ADSE becoming a wholly-owned subsidiary of the Issuer and the securityholders of ADSE and EUSG becoming securityholders of the Issuer. On the business day immediately prior to the closing of the Merger, EUSG consummated the closing of a series of subscription agreements with accredited investors for the sale in a private placement of 15,600,000 Class A ordinary shares of EUSG (“EUSG Class A Ordinary Shares”) for an aggregate investment of approximately $156 million, which shares were automatically cancelled in exchange for 15,600,000 Ordinary Shares upon the closing of the Transactions (the “PIPE Financing”).

Item 4. Purpose of Transaction.

See Item 3.

While the Reporting Persons do not have any current plans, proposals or agreements with respect to the Ordinary Shares except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional Ordinary Shares in the open market or otherwise and reserve the right to dispose of any or all of the Ordinary Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Ordinary Shares.

CUSIP No. G0085J 117 /IE000DU292E6 SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

All percentages are based on 48,807,898 Ordinary Shares outstanding immediately following the Issuer’s initial public offering.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 17,620,882 Ordinary Shares, representing 36.1% of the outstanding Ordinary Shares.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Ordinary Shares owned by the Reporting Persons:

(i) Sole power to vote or to direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of the Ordinary Shares they beneficially own.

(ii) Shared power to vote or to direct the vote:

ADSH and Mr. Speidel have shared power to vote or to direct the vote of the 17,620,882 Ordinary Shares they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has the sole power to vote or to direct the vote of the Ordinary Shares they beneficially own.

(iv) Shared power to dispose or to direct the disposition of:

ADSH and Mr. Speidel have shared power to vote or to direct the vote of the 17,620,882 Ordinary Shares they beneficially own.

(c) Other than as described herein, the Reporting Persons have not engaged in any transactions in the Ordinary Shares in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuers’s Registration Statement on Form F-4 (File No. 333-260312).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022

ADS-TEC HOLDING GMBH

By:	/s/ Thomas Speidel
	Name:	Thomas Speidel
	Title:	Chief Executive Officer

/s/ Thomas Speidel
Name:	Thomas Speidel